Schedule to the Investment Advisory Agreement
between Calvert Impact Fund, Inc.
and Calvert Asset Management Company, Inc.

As compensation pursuant to Section 4 of the Investment Advisory Agreement between Calvert Asset Management Company, Inc. (the "Advisor") and Calvert Impact Fund, Inc., dated October 31, 2000, with respect to the Calvert Small Cap Fund (formerly the Calvert Small Cap Value Fund) of Calvert Impact Fund, Inc., the Advisor is entitled to receive from the Fund an annual advisory fee (the “Fee”) as shown below. The Fee shall be computed daily and payable monthly, based on the average daily net assets of the Fund.

1.      Calvert Small Cap Fund                                 0.70%

Adopted October 31, 2000

Revised October 1, 2010